SECURITIES AND EXCHANGE COMMISSION

07006562

SEC MAIL PROCESSING RECEIVED MAR 21 2007 WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Waterside Drive, Suite 1200

(No. and Street)

Norfolk	Virginia	23510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Mckinnon, Jr. 757-623-4636

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP

(Name – *if individual, state last, first, middle name*)

One Commercial Place, Suite 800	Norfolk	Virginia	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon and Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor Report on internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William J McKinnon, Jr

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
McKinnon & Company, Inc.

We have audited the accompanying balance sheets of ***McKinnon & Company, Inc.*** as of December 31, 2006 and 2005, and the related statements of income, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of McKinnon & Company, Inc. Our responsibility is to express an opinion on these financial statements based on audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***McKinnon & Company, Inc.*** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman + Company, L.L.P.

Norfolk, Virginia
January 29, 2007

One Commercial Place
Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

McKinnon & Company, Inc.

Balance Sheets

December 31,	2006	2005
Assets		
Cash and cash equivalents	$ 1,405,875	$ 1,428,981
Marketable securities	266,462	279,895
Property and equipment - net	57,570	79,075
Other receivables - net	16,516	124,047
Other assets	26,459	241,013
	$ 1,772,882	$ 2,153,011
Liabilities and Stockholders' Equity		
Due to clearing organization	$ 19,290	$ 273,697
Securities sold - not yet purchased, at fair value	125	2,550
Accounts payable and accrued expenses	83,276	49,375
Profit sharing payable	266,586	185,313
Total liabilities	369,277	510,935
Stockholders' equity	1,403,605	1,642,076
	$ 1,772,882	$ 2,153,011

The accompanying notes are an integral part of these financial statements.

Statements of Operations

Years Ended December 31,		2006		2005
Revenue				
Commission and advisory income	$	2,754,620	$	3,377,163
Net dealer inventory and investment gains		212,499		503,917
Interest and dividends		40,582		38,106
Other income		(3,206)		2,899
Total revenue		3,004,495		3,922,085
Expenses				
Employee compensation and benefits		2,292,864		3,142,506
Direct cost of engagements		424,564		249,337
General and administrative		283,662		298,450
Occupancy and equipment rent		74,837		46,039
Total operating expense		3,075,927		3,736,332
Net income (loss)	$	(71,432)	$	185,753

The accompanying notes are an integral part of these financial statements.

McKinnon & Company, Inc.

Statements of Changes in Equity

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2004	$ 76,900	$ 550,450	$ 975,562	$ 1,602,912
Net income	-	-	185,753	185,753
Dividends	-	-	(146,589)	(146,589)
Balance - December 31, 2005	76,900	550,450	1,014,726	1,642,076
Net loss	-	-	(71,432)	(71,432)
Dividends	-	-	(167,039)	(167,039)
Balance - December 31, 2006	$ 76,900	$ 550,450	$ 776,255	$ 1,403,605

The accompanying notes are an integral part of these financial statements.

McKinnon & Company, Inc.

Statements of Cash Flows

Years Ended December 31,	2006	2005
Cash flows from operating activities		
Net income (loss)	$ (71,432)	$ 185,753
Adjustments to reconcile to net cash from operating activities:		
Depreciation	24,764	25,162
(Gain) loss on disposal of assets	3,206	(2,899)
Unrealized gain (loss) on investment	(14,729)	(184,493)
Change in:		
Receivables from brokers and dealers	13,485	(2,871)
Other receivables	(5,346)	(83,455)
Accounts payable and accrued expenses	115,174	70,601
Other assets	(14,116)	81,491
Net cash from operating activities	51,006	89,289
Cash flows from investing activities		
Purchase of property and equipment	(6,465)	(10,511)
Proceeds from sale of property and equipment	-	3,624
Net cash from investing activities	(6,465)	(6,887)
Cash flows from financing activities		
Repayments from related parties	99,392	-
Cash dividends paid	(167,039)	(146,589)
Net cash from financing activities	(67,647)	(146,589)
Net change in cash and cash equivalents	(23,106)	(64,187)
Cash and cash equivalents - beginning of year	1,428,981	1,493,168
Cash and cash equivalents - end of year	$ 1,405,875	$ 1,428,981

The accompanying notes are an integral part of these financial statements.

December 31, 2006 and 2005

1. Organization and Nature of Business

McKinnon & Company, Inc. (Company), a Virginia corporation organized in 1988, is a licensed broker-dealer acting primarily as an underwriter and advisor for public offerings, sales and mergers. The Company has offices located in Norfolk, Virginia and Durham, North Carolina.

2. Summary of Significant Accounting Policies

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as follows: sales commissions on settlement date, management and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to income as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current year revenue or expense.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Furniture and office equipment	5 – 7 years
Vehicles	5 years

Concentration of Credit Risk

At times, the Company has cash and cash equivalents at a financial institution in excess of FDIC insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions to minimize credit risk. The Company had $808,862 on deposit with two financial institutions in excess of the FDIC insured limit at December 31, 2006 (2005 - $471,076).

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). Cash balances are insured by the SIPC up to $100,000. The Company had $395,013 in an account with the clearing organization at December 31, 2006 (2005 - $757,905).

3. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned consist of corporate stocks at quoted market values. As of December 31, 2006 and 2005, all securities were in the custody of a clearing organization.

	Owned	Sold, Not Yet Purchased
2006		
Corporate stocks	$ 266,337	$ -
Corporate stocks, sold short	125	125
	$ 266,462	$ 125

	Owned	Sold, Not Yet Purchased
2005		
Corporate stocks	$ 277,345	$ -
Corporate stocks, sold short	2,550	2,550
	$ 279,895	$ 2,550

4. **Property and Equipment**

Major classes of property and equipment consisted of the following:

		2006		2005
Furniture and office equipment	$	71,215	$	74,062
Vehicles		77,226		77,226
Less: accumulated depreciation		(90,871)		(72,213)
	$	57,570	$	79,075

5. **Receivables**

Accounts receivable consist of the following:

		2006		2005
Due from clearing broker	$	10,430	$	23,915
Receivable – related parties		740		100,132
Other accounts receivable		5,346		-
	$	16,516	$	124,047

6. **Other Assets**

The following assets are included on the balance sheet as other assets. The stock subscription is valued at the estimated fair value at December 31, 2006 and 2005, respectively.

		2006		2005
Stock subscription – NASDAQ	$	-	$	228,670
Prepaid expenses		23,459		12,343
Deposits		3,000		-
	$	26,459	$	241,013

7. **Due to Clearing Organization**

Accounts payable to clearing broker are for the cost of securities inventory and are collateralized by a cash deposit and marketable securities. Interest is at a fluctuating rate that generally corresponds to the broker call money rate plus ½%.

8. Lease Commitments

The Company leases office space and certain equipment under noncancelable agreements. Total rent expense during the year was $73,682 (2005 - $43,605).

The future commitment of the Company under these leases are as follows:

2007	$	59,943
2008		61,741
2009		63,593
2010		65,501
2011		67,466
Thereafter		99,313
	$	417,557

9. Capital Stock

The Company is authorized to issue 10,000 shares of $10 par value common stock. There were 7,690 shares outstanding at December 31, 2006 and 2005.

10. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the National Association of Securities Dealers also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,273,540 (2005 - $1,357,381), which was $1,106,040 (2005 - $1,192,381) in excess of its required net capital of $167,500 (2005 - $165,000). The Company's aggregate indebtedness to net capital ratio was to .29 to 1 (2005 - .38 to 1).

11. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporation income taxes.

Also, no provision has been made for any amounts that may be advanced or paid as dividends to the stockholders to assist them in paying their personal income taxes on the income of the Company.

12. Profit Sharing Plan

The Company maintains a qualified profit sharing plan that covers substantially all full-time employees with specified periods of service. Contributions are at the discretion of the Board of Directors and are limited to the amount deductible for federal income tax purposes. The profit sharing contribution was $251,586 for 2006 (2005 - $185,313).

13. Commitments and Contingencies

The Company entered into a professional services contract in August of 2006. The agreement may be terminated with twelve-months written notice after the initial eighteen months on the contract term.

The future commitment of the Company under this agreement is as follows:

2007	$	150,000

* * * * *

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information

Board of Directors
McKinnon & Company, Inc.

Our report on our audits of the basic financial statements of McKinnon & Company, Inc. for the years ended December 31, 2006 and 2005, appears on page 1. Those audits were conducted for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

Norfolk, Virginia
January 29, 2007

One Commercial Place
Suite 800
Norfolk, VA 23510
ph: 757.624.5100
fax: 757.624.5233
www.goodmanco.com

McKinnon & Company, Inc.

Supplementary Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years Ended December 31,	**2006**	**2005**
Net Capital		
Total stockholders' equity	$ 1,403,605	$ 1,642,076
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total allowable capital and subordinated liabilities	1,403,605	1,642,076
Deductions:		
Non-allowable assets:		
Furniture and equipment	(57,570)	(79,075)
Receivables over 30 days outstanding	(6,086)	(100,132)
Other assets	(26,459)	(12,343)
Net capital before haircuts on securities positions	1,313,490	1,450,526
Haircut on trading stocks	39,950	93,145
Net capital	$ 1,273,540	$ 1,357,381
Aggregate Indebtedness		
Items included in the statement of financial position		
Payable to customers and clearing broker	19,415	$ 276,247
Other account payable and accrued expenses	349,862	234,688
	$ 369,277	$ 510,935
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 167,500	$ 165,000
Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement	1,106,040	1,192,381
Ratio: Aggregate indebtness to net capital	.29 to 1	.38 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II	$ 1,273,540	$ 1,357,381
Net audit adjustments	-	-
Net capital per above	$ 1,273,540	$ 1,357,381

See report of independent auditors on supplementary information.

McKinnon & Company, Inc.

Supplementary Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006 and 2005

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

END